Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-13 in this exhibit concerning TOTAL S.A. and all of its direct and indirect consolidated companies located in or outside of France (collectively, "TOTAL" or the "Group") with respect to the first quarter of 2019 has been derived from TOTAL's unaudited consolidated balance sheets as of March 31, 2019, unaudited statements of income, comprehensive income, cash flow and business segment information for the first quarter of 2019 and unaudited consolidated statements of changes in shareholders' equity for the year as of March 31, 2019 presented on pages 14 to 25 and 35-37 of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL's audited consolidated financial statements and related notes, provided in TOTAL's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission ("SEC") on March 20, 2019, as amended on April 26, 2019.

A.   KEY FIGURES

in millions of dollars (except earnings per share and number of shares)	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Non-Group sales	51,205	52,495	49,611	+3%
Adjusted net operating income(a) from business segments
• Exploration & Production*	1,722	1,976	1,817	-5%
• Integrated Gas, Renewables & Power*	592	676	481	+23%
• Refining & Chemicals	756	900	720	+5%
• Marketing & Services	343	333	367	-7%
Net income (loss) from equity affiliates	711	665	484	+47%
Fully-diluted earnings per share ($)	1.16	0.40	0.99	+17%
Fully-diluted weighted-average shares (millions)	2,620	2,637	2,568	+2%
Net income (Group share)	3,111	1,132	2,636	+18%
Organic investments(b)	2,784	4,459	2,620	+6%
Net acquisitions(c)	306	(1,751)	1,519	-80%
Net investments(d)	3,090	2,708	4,139	-25%
Cash flow from operations	3,629	10,640	2,081	+74%
Of which:
• (increase)/decrease in working capital(e)	(2,970)	6,425	(3,222)	-8%
• financial charges	(503)	(423)	(298)	+69%

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2019 data take into account the impact of the new rule IFRS16 "Leases", effective January 1, 2019.

* 1Q18 and 4Q18 restated; historical data for 2017 and 2018 available on www.total.com.

 Environment* - liquids and gas price realizations, refining margins

	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Brent ($/b)	63.1	68.8	66.8	-6%
Henry Hub ($/Mbtu)	2.9	3.7	2.8	+1%
NBP ($/Mbtu)	6.3	8.8	7.1	-11%
JKM ($/Mbtu)	6.6	10.2	9.4	-30%
Average liquids price ($/b)**	58.7	59.2	60.0	-2%
Average gas price ($/Mbtu)**	4.5	5.0	4.8	-6%
Variable cost margin - European refining, VCM ($/t)	33.0	40.8	29.8	+11%

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* The indicators, which were changed in the first quarter of 2019, are shown on page 13.

** Consolidated subsidiaries.

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(a) Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See "Analysis of business segment results" below for further details.

(b) "Organic investments" = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

(c) "Net acquisitions" = acquisitions - assets sales - other transactions with non-controlling interests (see page 11).

(d) "Net investments" = Organic investments + net acquisitions = Total expenditures - asset sales - repayment of non-current loans - other operations with non-controlling interests

(e) The change in working capital as determined using the replacement cost method was $(2,404) million in 1Q19, $4,968 million in 4Q18 and $(3,289) million in 1Q18.

Brent was down 6% year-on-year to $63.1/b in first quarter 2019, compared to $66.8/b in first quarter 2018. The average liquids selling price was more resilient, particularly due to higher prices for Canadian bitumen production.

Gas prices fell by 11% in Europe and 30% in Asia year-on-year.

Production*

	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Hydrocarbon production (kboe/d)	2,946	2,876	2,703	+9%
• Oil (including bitumen) (kb/d)**	1,425	1,382	1,297	+10%
• Gas (including condensates and associated NGL) (kboe/d)**	1,521	1,493	1,406	+8%

	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Hydrocarbon production (kboe/d)	2,946	2,876	2,703	+9%
• Liquids (kb/d)	1,629	1,589	1,481	+10%
• Gas (Mcf/d)	7,321	6,994	6,664	+10%

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* Group production = EP production + iGRP production.

** 4Q18 data restated.

Hydrocarbon production was 2,946 thousand barrels of oil equivalent per day (kboe/d) in first quarter 2019, an increase of 9% compared to 2,703 in first quarter 2018, due to:

• +11% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Ichthys in Australia, Kaombo North in Angola and Egina in Nigeria,

• +3% portfolio effect linked in particular to the integration of Maersk Oil's assets,

• -2% linked to production quotas, in particular in the United Arab Emirates, and to the deterioration of safety conditions, notably in Venezuela,

• -3% due to the natural decline of the fields and to planned maintenance, notably in Qatar.

B.   ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group's results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL's management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group's internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL's interim consolidated financial statements, see pages 19-25 and 35-38 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of TOTAL’s strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2019. The organization of the Group's activities is structured around the four followings segments: Exploration & Production segment, Integrated Gas, Renewables & Power (comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity that was previously reported in the EP segment); Refining & Chemicals and Marketing & Services. Certain figures for the years 2017 and 2018 have been restated in order to reflect the new organization.

B.1.  Exploration & Production segment (EP - redefined scope)

•     Production

Hydrocarbon production	1Q19	4Q18	1Q18	1Q19 vs 1Q18
EP (kboe/d)	2,428	2,408	2,359	+3%
• Liquids (kb/d)	1,563	1,541	1,445	+8%
• Gas (Mcf/d)	4,707	4,710	4,976	-5%

•     Results

in millions of dollars, except effective tax rate	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Non-Group sales	1,794	2,119	2,218	-19%
Operating income	2,952	2,192	2,849	+4%
Net income (loss) from equity affiliates and other items	194	339	321	x0.6
Effective tax rate*	48.6%	41.2%	48.7%	-
Tax on net operating income	(1,424)	(798)	(1,432)	-1%
Net operating income	1,722	1,733	1,738	-1%
Adjustments affecting net operating income	-	243	79	n/a
Adjusted net operating income**	1,722	1,976	1,817	-5%
• of which income from equity affiliates	213	269	228	-7%
Organic investments	1,958	2,765	1,798	+9%
Net acquisitions	38	(143)	1,571	-98%
Net investments	1,996	2,622	3,369	-41%

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*      "Effective tax rate" = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**    Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.

Exploration & Production segment's adjusted net operating income was $1,722 million in the first quarter 2019, a decrease of 5% year-on-year, reflecting the weaker environment and an $84 million increase in exploration expense in the first quarter 2019.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the first quarter 2019, the exclusion of special items had no impact on the segment's adjusted net operating income, compared to a positive impact of $79 million in the first quarter 2018.

The segment's cash flow from operating activities excluding financial charges, except those related to leases was $3,936 million in the first quarter 2019, an increase of 18% compared to $3,322 million in the first quarter 2018. In the first quarter 2019, operating cash flow excluding the change in working capital at replacement cost(1) and excluding financial charges, except those related to leases was $4,246 million, an increase of 8% compared to $3,921 million in the first quarter 2018, driven by the production ramp-up of cash accretive new fields. Exploration & Production generated $2.3 billion of cash flow after organic investments in the first quarter of 2019.

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 (1) Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to the introduction to "B. Analysis of business segment results", above. The reconciliation table for different cash flow figures is set forth under "Cash Flow" on page 11 of this exhibit.

B.2.  Integrated Gas, Renewables & Power segment (iGRP)

•    Production and liquefied natural gas (LNG) sales

Hydrocarbon production	1Q19	4Q18	1Q18	1Q19 vs 1Q18
iGRP (kboe/d)	518	468	344	+51%
• Liquids (kb/d)	66	48	36	+83%
• Gas (Mcf/d)	2,614	2,284	1,688	+55%

LNG in Mt	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Overall LNG sales	7.7	7.9	3.8	x2
• including sales from equity production*	3.8	3.3	2.5	+52%
• including sales by TOTAL from equity production and third party purchases	6.0	6.7	2.6	x2.3

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*The Group's equity production may be sold by TOTAL or by joint ventures.

Total LNG sales doubled from a year ago with the start-up of Yamal LNG trains 2&3 in Russia, Ichthys in Australia and the acquisition of Engie's LNG portfolio in 2018.

The year-on-year growth in liquids production is mainly related to the ramp up of condensate production from Ichthys in Australia.

•    Results

in millions of dollars	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Non-Group sales	6,419	3,781	4,340	+48%
Operating income	322	(260)	110	x2.9
Net income (loss) from equity affiliates and other items	380	399	354	+7%
Tax on net operating income	(173)	(79)	(133)	+30%
Net operating income	529	60	331	+60%
Adjustments affecting net operating income	63	616	150	-58%
Adjusted net operating income*	592	676	481	+23%
• of which income from equity affiliates	255	447	228	+12%
Organic investments	493	614	336	+47%
Net acquisitions	400	(1,348)	86	x4.7
Net investments	893	(734)	422	x2.1

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*      Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.

Adjusted net operating income for the Integrated Gas, Renewables & Power segment was $592 million in the first quarter 2019, an increase of 23%, notably due to the strong increase in LNG sales but impacted by lower gas prices, compared to $481 million in the first quarter 2018.

Adjusted net operating income for the Integrated Gas, Renewables & Power segment excludes special items. The exclusion of special items in the first quarter 2019 had a positive impact of $63 million on the segment's adjusted net operating income, compared to a positive impact of $150 million in the first quarter 2018.

The segment's cash flow from operating activities excluding financial charges, except those related to leases was $892 million in the first quarter 2019 compared to $68 million in the first quarter 2018. Operating cash flow excluding the change in working capital at replacement cost and without financial charges, except those related to leases was $610 million, an increase of 55% compared to $393 million in the first quarter 2018, due in particular to the start-up of Ichthys in Australia.

B.3.  Refining & Chemicals segment

•     Refinery throughput and utilization rates*

	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Total refinery throughput (kb/d)	1,862	1,886	1,832	+2%
• France	592	591	624	-5%
• Rest of Europe	823	809	746	+10%
• Rest of world	447	486	462	-3%
Utilization rates based on crude only**	89%	90%	87%

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*      Includes refineries in Africa reported in the Marketing & Services segment.

**    Based on distillation capacity at the beginning of the year.

Refinery throughput volumes increased by 2% in the first quarter 2019 compared to the first quarter 2018, as a result of improved use of facilities in the first quarter of 2019 linked to improved operational performance this year.

•    Results

in millions of dollars	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Non-Group sales	21,711	23,365	21,739	-0.1%
Operating income	1,244	(534)	656	+90%
Net income (loss) from equity affiliates and other items	149	144	128	+16%
Tax on net operating income	(292)	230	(104)	x2.8
Net operating income	1,101	(160)	680	+62%
Adjustments affecting net operating income	(345)	1,060	40	n/a
Adjusted net operating income*	756	900	720	+5%
Organic investments	240	615	308	-22%
Net acquisitions	(124)	(429)	(1)	x124
Net investments	116	186	307	-62%

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*     Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.

With the European refining variable cost margin (VCM) up 11% year-on-year and despite a deterioration in petrochemical margins, adjusted net operating income for the Refining & Chemicals segment increased by 5% year-on-year to $756 million in the first quarter 2019, compared to $720 million in the first quarter 2018.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2019, the exclusion of the inventory valuation effect had a negative impact of $345 million on the segment's adjusted net operating income, compared to a positive impact of $23 million in the first quarter 2018. The exclusion of special items in the first quarter 2019 had no impact on the segment's adjusted net operating income, compared to a positive impact of $17 million in the first quarter 2018.

The segment's cash flow from operating activities excluding financial charges, except those related to leases was $(538) million in the first quarter 2019, a decrease of 51% compared to $(1,109) million in the first quarter 2018. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $1,104 million in the first quarter 2019, an increase of 20% compared to $920 million in the first quarter 2018.

B.4.  Marketing & Services segment

•    Petroleum product sales

Sales in kb/d*	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Total Marketing & Services sales	1,836	1,786	1,801	+2%
• Europe	1,012	986	993	+2%
• Rest of world	824	800	808	+2%

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*     Excludes trading and bulk refining sales (see page 10 of this exhibit).

Sales of petroleum products increased by 2% compared to last year, in line with market growth.

•    Results

in millions of dollars	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Non-Group sales	21,279	23,226	21,308	-0.1%
Operating income	569	253	357	+59%
Net income (loss) from equity affiliates and other items	(10)	5	86	n/a
Tax on net operating income	(164)	(69)	(103)	+59%
Net operating income	395	189	340	+16%
Adjustments affecting net operating income	(52)	144	27	n/a
Adjusted net operating income*	343	333	367	-7%
Organic investments	80	424	136	-41%
Net acquisitions	(8)	165	(136)	n/a
Net investments	72	589	-	n/a

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*     Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.

Adjusted net operating income was $343 million in the first quarter 2019, a decrease of 7% compared to the first quarter 2018, due to the sale of Total Erg in 2018.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2019, the exclusion of the inventory valuation effect had a negative impact on the segment's adjusted net operating income of $52 million, compared to a positive impact of $27 million in the first quarter 2018. The exclusion of special items in the first quarter 2019 had no impact on the segment's adjusted net operating income, similar to the first quarter 2018.

The segment's cash flow from operating activities excluding financial charges, except those related to leases was $232 million in the first quarter 2019, compared to $(60) million in the first quarter 2018. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $582 million in the first quarter 2019, an increase of 35% compared to $430 million in the first quarter 2018.

C.    GROUP RESULTS

•    Net income (Group share)

Net income (Group share) in the first quarter 2019 was $3,111 million, compared to $2,636 million in the first quarter 2018, an increase of 18%.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value(1).

Total adjustments affecting net income (Group share)(2) were ($352) million in the first quarter 2019, primarily related to inventory items.

Adjusted net income (Group share) was $2,759 million in the first quarter 2019, a decrease of 4.3% compared to the first quarter 2018. This decrease reflects the increase in the net cost of net debt compared to a year ago mainly due to the rise in U.S. dollar interest rates.

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(1)  Details shown on page 11 of this exhibit.

(2)  Details shown on pages 11 and 26-28 of this exhibit.

•    Fully-diluted shares and share buyback

The number of fully-diluted shares was 2,620 million on March 31, 2019.

In the context of the shareholder return policy announced in February 2018, the Group has continued to buy back shares, including:

•       the buyback of shares issued in 2019 under the scrip dividend option to cancel any dilution related to the exercise of this option: 1.2 million shares repurchased in the first quarter 2019.

•       the buyback of additional shares : 6.2 million shares repurchased in the first quarter 2019 for $0.35 billion as part of the $5 billion buyback program for 2018 to 2020.

•    Asset sales - acquisitions

Asset sales completed in the first quarter 2019 were $363 million, comprised mainly of the sale of the Group's interest in the Hazira terminal in India and its polystyrene activity in China.

Acquisitions completed in the first quarter 2019 were $669 million, related mainly to signature of the acquisition of a 10% stake in the Arctic LNG 2 project in Russia.

•    Cash flow

The Group's cash flow from operating activities was $3,629 million in the first quarter 2019, an increase of 74% compared to $2,081 million in the first quarter 2018.

The change in working capital at replacement cost in the first quarter 2019, which is the (increase)/decrease in working capital of $(2,970) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $566 million, was $(2,404) million, compared to $(3,289) million in the first quarter 2018.

In the first quarter 2019, operating cash flow excluding the change in working capital at replacement cost was $6,033 million, an increase of 12% compared to $5,370 million in the first quarter 2018. In the first quarter 2019, operating cash flow excluding the change in working capital at replacement cost, without financial charges was $6,536 million, an increase of 15% compared to $5,668 million in the first quarter 2018.

The Group's net cash flow(1) was $2,943 million in the first quarter 2019, up sharply year-on-year due to higher operating cash flow before working capital changes and lower net acquisitions.

D.   PROFITABILITY

Return on equity for the twelve months ended March 31, 2019, was 11.7%, an increase compared to the same period a year ago.

in millions of dollars	04/01/2018 - 03/31/2019	01/01/2018 - 12/31/2018	04/01/2017 - 3/31/2018
Adjusted net income	13,810	13,964	11,150
Average adjusted shareholders' equity	118,094	114,183	111,522
Return on equity (ROE)	11.7%	12.2%	10.0%

Return on average capital employed was 10.7% for the twelve months ended March 31, 2019, an increase compared to the same period a year ago.

in millions of dollars	04/01/2018 - 03/31/2019	01/01/2018 - 12/31/2018	04/01/2017 - 3/31/2018
Adjusted net operating income	15,697	15,691	12,428
Average capital employed	146,210	133,123	136,384
ROACE	10.7%	11.8%	9.1%

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(1) "Net cash flow" = operating cash flow before working capital changes -net investments (including other transactions with non-controlling interests).

E.   2019 SENSITIVITIES*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- $0.1 per €	-/+ $0.1 B	~ $0 B
Average Liquids Price**	+/- $10/b	+/- $2.7 B	+/- $3.2 B
Variable cost margin, European refining (VCM)***	+/- $10/t	+/- $0.5 B	+/- $0.6 B

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*     Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about the Group's portfolio in 2019. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a $60/b Brent environment.

*** VCM was introduced with the release of the main indicators for the first quarter of 2019.

F.    SUMMARY AND OUTLOOK

Since the start of the second quarter 2019, Brent has traded at around $70/b in a context of compliance with OPEC quotas, disrupted production in Venezuela and uncertainty in Libya. The environment remains volatile, however, with uncertainty around the evolution of non-OPEC supply and the impact of global economic growth on demand.

The Group has strong visibility on DACF growth in 2019 with an increase of 6 B$ compared to 2017 at $60/b thanks to the ramp-up of high cash margin projects, like Ichthys in Australia, Kaombo in Angola and Egina in Nigeria, that have already started up. It will also benefit from the full-year contribution of the Maersk Oil assets and ADNOC Offshore in 2019.

The Group maintains its spending discipline in 2019 with a net investment target of 15-16 B$, cost savings of 4.7 B$ and an average production cost of $5.5/boe. The organic pre-dividend cash flow breakeven will remain below $30/b.

Production growth should exceed 9% in 2019, thanks to the ramp-up of projects started in 2018 and the start-ups this year of Kaombo Sul in Angola, Iara 1 in Brazil, Culzean in the UK and Johan Sverdrup in Norway. To take advantage of the favorable cost environment, the Group is working to launch profitable projects, including Mero 2 in Brazil, Tilenga & Kingfisher in Uganda and Arctic LNG 2 in Russia.

After the acquisition of Engie's LNG assets in 2018, the Group is continuing to grow in this area in 2019 with the planned start-up of Cameron LNG in the United States.

Refining margins remain volatile at the start of the second quarter and the refinery utilization rate is expected to be affected by seasonal maintenance in France and the UK in the second quarter.

In this context, the Group is continuing to implement its shareholder return policy. The dividend in euro will be increased by 3.1% in 2019 representing a total increase of 6.5% since 2017 in line with the target increase of 10% over the period 2018-2020. Total will buy back 1.5 B$ of shares in 2019 at $60/b as part of its 5 B$ share buyback program over the 2018-2020 period, and it will eliminate the scrip dividend option as of June 2019.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words "believes", "expects", "anticipates", "intends", "plans", "targets", "estimates" or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL's future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL's ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•     material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•     changes in currency exchange rates and currency devaluations;

•     the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•     uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•     uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•     changes in the current capital expenditure plans of TOTAL;

•     the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•     the financial resources of competitors;

•     changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•     the quality of future opportunities that may be presented to or pursued by TOTAL;

•     the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•     the ability to obtain governmental or regulatory approvals;

•     the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•     the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•     changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•     the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•     the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under "Item 3. -3.2 Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in TOTAL's Form 20-F for the year ended December 31, 2018.

OPERATING INFORMATION BY SEGMENT

•           Group Production (EP + iGRP)

Combined liquids and gas production by region (kboe/d)	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Europe and Central Asia	990	997	886	+12%
Africa	697	661	673	+3%
Middle East and North Africa	686	655	639	+7%
Americas	373	386	371	+1%
Asia Pacific	201	176	134	+50%
Total production	2,946	2,876	2,703	+9%
• Includes equity affiliates	709	699	724	-2%

Liquids production by region (kb/d)	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Europe and Central Asia	352	363	299	+18%
Africa	540	509	503	+7%
Middle East and North Africa	522	503	501	+4%
Americas	177	191	165	+7%
Asia Pacific	39	22	13	+199%
Total production	1,629	1,589	1,481	+10%
• Includes equity affiliates	217	231	304	-29%

Gas production by region (Mcf/d)	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Europe and Central Asia	3,426	3,416	3,157	+9%
Africa	792	738	857	-8%
Middle East and North Africa	905	843	761	+19%
Americas	1,101	1,094	1,158	-5%
Asia Pacific	1,097	903	731	+50%
Total production	7,321	6,994	6,664	+10%
• Includes equity affiliates	2,653	2,524	2,257	+18%

•             Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Europe	2,022	2,062	1,902	+6%
Africa	658	778	754	-13%
Americas	839	767	760	+10%
Rest of world	616	531	680	-9%
Total consolidated sales	4,135	4,138	4,096	+1%
• Includes bulk sales	557	593	570	-2%
• Includes trading	1,742	1,759	1,725	+1%

ADJUSTMENT ITEMS

•             Adjustments to net income (Group share)

in millions of dollars	1Q19	4Q18	1Q18
Special items affecting net income (Group share)	(14)	(1,026)	(195)
• Gain (loss) on asset sales	-	(2)	(101)
• Restructuring charges	(2)	(32)	(21)
• Impairments	0	(1,259)	(12)
• Other	(12)	267	(61)
After-tax inventory effect: FIFO vs. replacement cost	388	(1,052)	(45)
Effect of changes in fair value	(22)	46	(8)
Total adjustments affecting net income	352	(2,032)	(248)

INVESTMENTS - DIVESTMENTS

in millions of dollars	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Organic Investments (a)	2,784	4,459	2,620	+6%
• Capitalized exploration	232	306	111	x2.1
• Increase in non-current loans	130	160	171	-24%
• Repayment of non-current loans	(134)	(382)	(416)	-68%
Acquisitions (b)	669	349	3,688	-82%
Asset sales (c)	363	2,101	2,169	-83%
Other transactions with non-controlling interests (d)	-	(1)	-	-
Net investments (a + b - c - d)	3,090	2,708	4,139	-25%

CASH FLOW

in millions of dollars	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Operating cash flow before working capital changes excluding financial charges (DACF)	6,536	6,095	5,668	+15%
• Financial charges	(503)	(423)	(298)	+69%
Operating cash flow before working capital changes (a)	6,033	5,672	5,370	+12%
• (Increase) decrease in working capital	(2,970)	6,425	(3,222)	-8%
• Inventory effect	566	(1,457)	(67)	n/a
Cash flow from operations	3,629	10,640	2,081	+74%
Organic investments (b)	2,784	4,459	2,620	+6%
Free cash flow after organic investments, excluding net acquisitions (a-b)	3,249	1,213	2,750	+18%
Net investments (c)	3,090	2,708	4,139	-25%
Net cash flow (a-c)	2,943	2,964	1,231	x2.4

GEARING RATIO*

in millions of dollars	03/31/2019	12/31/2018	03/31/2018
Current borrowings	13,906	13,306	14,909
Net current financial assets	(2,722)	(3,176)	(1,920)
Net financial assets classified as held for sale	227	(15)	-
Non-current financial debt	44,396	40,129	40,257
Hedging instruments of non-current debt	(637)	(680)	(1,154)
Cash and cash equivalents	(25,432)	(27,907)	(30,092)
Net debt (a)	29,738	21,657	22,000
Shareholders' equity - Group share	117,993	115,640	121,187
Non-controlling interests	2,365	2,474	2,499
Shareholders' equity (b)	120,358	118,114	123,686
Net-debt-to-capital ratio = a/(a+b)	19.8%	15.5%	15.1%

____________________

*The net-debt-to-capital ratio on March 31, 2019 includes the impact of the new IFRS 16 rule, effective January 1, 2019.

RETURN ON AVERAGE CAPITAL EMPLOYED

•       Twelve months ended March 31, 2019

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	8,452	2,530	3,415	1,628
Capital employed at 03/31/2018*	93,276	30,996	13,428	7,409
Capital employed at 03/31/2019*	90,051	37,235	13,153	8,255
ROACE	9.2%	7.4%	25.7%	20.8%

•       Full-year 2018

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	8,547	2,419	3,379	1,652
Capital employed at 12/31/2017*	82,510	30,103	11,045	6,929
Capital employed at 12/31/2018*	89,400	34,746	10,599	6,442
ROACE	9.9%	7.5%	31.2%	24.7%

____________________

*At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Note: The indicators for average liquids price and average gas price have been amended and a new indicator of variable cost margin for European refining has been introduced in replacement of the ERMI (European Refining Margin Indicator). Corresponding 2018 data has been restated to reflect these changes.

	$/€	Brent ($/b)	Average liquids price* ($/b)	Average gas price* ($/Mbtu)	Variable cost margin, European refining** ($/t)
First quarter 2019	1.14	63.1	58.7	4.51	33.0
Fourth quarter 2018	1.14	68.8	59.2	5.01	40.8
Third quarter 2018	1.16	75.2	68.8	5.06	47.2
Second quarter 2018	1.19	74.4	68.4	4.62	33.9
First quarter 2018	1.23	66.8	60.0	4.79	29.8

____________________

* Sales in $ / sales in volume for consolidated subsidiaries (no longer including stock value variation).

** This indicator represents the average margin on variable costs realized by Total's European refining business (equal to the difference between the sales of refined products realized by Total's European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons). The previous ERMI indicator was intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region.

Disclaimer: data is based on Total's reporting and is not audited. To the extent permitted by law, TOTAL S.A. disclaims all liability from the use of the restated main indicators.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)(a)	2019	2018	2018

Sales	51,205	52,495	49,611
Excise taxes	(6,081)	(6,183)	(6,319)
Revenues from sales	45,124	46,312	43,292

Purchases, net of inventory variation	(29,721)	(33,420)	(29,446)
Other operating expenses	(6,725)	(6,913)	(6,937)
Exploration costs	(288)	(201)	(204)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,466)	(4,362)	(2,916)
Other income	247	482	523
Other expense	(209)	(315)	(190)

Financial interest on debt	(561)	(529)	(390)
Financial income and expense from cash & cash equivalents	(28)	(30)	(41)
Cost of net debt	(589)	(559)	(431)

Other financial income	160	269	240
Other financial expense	(195)	(185)	(170)

Net income (loss) from equity affiliates	711	665	484

Income taxes	(1,909)	(593)	(1,596)
Consolidated net income	3,140	1,180	2,649
Group share	3,111	1,132	2,636
Non-controlling interests	29	48	13
Earnings per share ($)	1.17	0.40	1.00
Fully-diluted earnings per share ($)	1.16	0.40	0.99
(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
TOTAL
(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)	2019	2018	2018
Consolidated net income	3,140	1,180	2,649

Other comprehensive income

Actuarial gains and losses	164	(112)	25
Change in fair value of investments in equity instruments	33	(3)	7
Tax effect	(45)	44	2
Currency translation adjustment generated by the parent company	(1,531)	(881)	2,131
Items not potentially reclassifiable to profit and loss	(1,379)	(952)	2,165
Currency translation adjustment	806	52	(362)
Cash flow hedge	(127)	(285)	178
Variation of foreign currency basis spread	11	(14)	(29)
Share of other comprehensive income of equity affiliates, net amount	388	(266)	(168)
Other	1	(1)	-
Tax effect	38	98	(48)
Items potentially reclassifiable to profit and loss	1,117	(416)	(429)
Total other comprehensive income (net amount)	(262)	(1,368)	1,736

Comprehensive income	2,878	(188)	4,385
Group share	2,840	(221)	4,356
Non-controlling interests	38	33	29

CONSOLIDATED BALANCE SHEET
TOTAL
	March 31, 2019	December 31, 2018	March 31, 2018
(M$)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	28,727	28,922	24,502
Property, plant and equipment, net	117,881	113,324	116,181
Equity affiliates : investments and loans	25,996	23,444	22,332
Other investments	1,468	1,421	1,710
Non-current financial assets	637	680	1,154
Deferred income taxes	6,246	6,663	5,519
Other non-current assets	2,156	2,509	3,633
Total non-current assets	183,111	176,963	175,031

Current assets
Inventories, net	17,075	14,880	17,006
Accounts receivable, net	19,321	17,270	17,774
Other current assets	16,237	14,724	14,824
Current financial assets	3,373	3,654	2,289
Cash and cash equivalents	25,432	27,907	30,092
Assets classified as held for sale	314	1,364	-
Total current assets	81,752	79,799	81,985
Total assets	264,863	256,762	257,016

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	8,231	8,227	8,207
Paid-in surplus and retained earnings	123,702	120,569	120,559
Currency translation adjustment	(11,606)	(11,313)	(6,413)
Treasury shares	(2,334)	(1,843)	(1,166)
Total shareholders' equity - Group share	117,993	115,640	121,187
Non-controlling interests	2,365	2,474	2,499
Total shareholders' equity	120,358	118,114	123,686

Non-current liabilities
Deferred income taxes	11,339	11,490	11,943
Employee benefits	3,150	3,363	3,796
Provisions and other non-current liabilities	21,020	21,432	19,268
Non-current financial debt	44,396	40,129	40,257
Total non-current liabilities	79,905	76,414	75,264

Current liabilities
Accounts payable	26,416	26,134	24,836
Other creditors and accrued liabilities	23,361	22,246	17,952
Current borrowings	13,906	13,306	14,909
Other current financial liabilities	651	478	369
Liabilities directly associated with the assets classified as held for sale	266	70	-
Total current liabilities	64,600	62,234	58,066
Total liabilities & shareholders' equity	264,863	256,762	257,016

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)	2019	2018	2018

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,140	1,180	2,649
Depreciation, depletion, amortization and impairment	3,716	4,553	3,046
Non-current liabilities, valuation allowances and deferred taxes	140	(1,356)	114
(Gains) losses on disposals of assets	(173)	(390)	(125)
Undistributed affiliates' equity earnings	(306)	147	(259)
(Increase) decrease in working capital	(2,970)	6,425	(3,222)
Other changes, net	82	81	(122)
Cash flow from operating activities	3,629	10,640	2,081

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,704)	(4,550)	(5,665)
Acquisitions of subsidiaries, net of cash acquired	-	49	(726)
Investments in equity affiliates and other securities	(753)	(529)	(162)
Increase in non-current loans	(130)	(160)	(171)
Total expenditures	(3,587)	(5,190)	(6,724)
Proceeds from disposals of intangible assets and property, plant and equipment	8	1,321	1,978
Proceeds from disposals of subsidiaries, net of cash sold	147	27	3
Proceeds from disposals of non-current investments	208	753	188
Repayment of non-current loans	134	382	416
Total divestments	497	2,483	2,585
Cash flow used in investing activities	(3,090)	(2,707)	(4,139)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	1	-	9
- Treasury shares	(491)	(1,744)	(558)
Dividends paid:
- Parent company shareholders	(1,830)	(705)	(1,516)
- Non-controlling interests	-	(4)	(12)
Issuance of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	(140)	(59)	(150)
Other transactions with non-controlling interests	(150)	(1)	-
Net issuance (repayment) of non-current debt	1,250	931	(2,480)
Increase (decrease) in current borrowings	(1,526)	(2,994)	1,707
Increase (decrease) in current financial assets and liabilities	106	(242)	1,155
Cash flow used in financing activities	(2,780)	(4,818)	(1,845)
Net increase (decrease) in cash and cash equivalents	(2,241)	3,115	(3,903)
Effect of exchange rates	(234)	(460)	810
Cash and cash equivalents at the beginning of the period	27,907	25,252	33,185
Cash and cash equivalents at the end of the period	25,432	27,907	30,092

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
TOTAL
(unaudited)
	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - Group Share	Non-controlling interests	Total shareholders' equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2018	2,528,989,616	7,882	112,040	(7,908)	(8,376,756)	(458)	111,556	2,481	114,037
Net income of the first quarter 2018	-	-	2,636	-	-	-	2,636	13	2,649
Other comprehensive Income	-	-	225	1,495	-	-	1,720	16	1,736
Comprehensive Income	-	-	2,861	1,495	-	-	4,356	29	4,385
Dividend	-	-	-	-	-	-	-	(12)	(12)
Issuance of common shares	104,830,551	325	5,675	-	-	-	6,000	-	6,000
Purchase of treasury shares	-	-	-	-	(12,471,369)	(708)	(708)	-	(708)
Sale of treasury shares(a)	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	129	-	-	-	129	-	129
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(81)	-	-	-	(81)	-	(81)
Other operations with non-controlling interests	-	-	(4)	-	-	-	(4)	4	-
Other items	-	-	(61)	-	-	-	(61)	(3)	(64)
As of March 31, 2018	2,633,820,167	8,207	120,559	(6,413)	(20,848,125)	(1,166)	121,187	2,499	123,686
Net income from April 1 to December 31, 2018	-	-	8,810	-	-	-	8,810	91	8,901
Other comprehensive Income	-	-	(245)	(4,900)	-	-	(5,145)	(85)	(5,230)
Comprehensive Income	-	-	8,565	(4,900)	-	-	3,665	6	3,671
Dividend	-	-	(7,881)	-	-	-	(7,881)	(85)	(7,966)
Issuance of common shares	51,372,539	151	2,691	-	-	-	2,842	-	2,842
Purchase of treasury shares	-	-	-	-	(60,295,112)	(3,620)	(3,620)	-	(3,620)
Sale of treasury shares(a)	-	-	(240)	-	4,079,257	240	-	-	-
Share-based payments	-	-	165	-	-	-	165	-	165
Share cancellation	(44,590,699)	(131)	(2,572)	-	44,590,699	2,703	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(234)	-	-	-	(234)	-	(234)
Other operations with non-controlling interests	-	-	(513)	-	-	-	(513)	(103)	(616)
Other items	-	-	29	-	-	-	29	157	186
As of December 31, 2018	2,640,602,007	8,227	120,569	(11,313)	(32,473,281)	(1,843)	115,640	2,474	118,114
Net income of the first quarter 2019	-	-	3,111	-	-	-	3,111	29	3,140
Other comprehensive Income	-	-	22	(293)	-	-	(271)	9	(262)
Comprehensive Income	-	-	3,133	(293)	-	-	2,840	38	2,878
Dividend	-	-	-	-	-	-	-	-	-
Issuance of common shares	1,272,267	4	64	-	-	-	68	-	68
Purchase of treasury shares	-	-	-	-	(8,675,188)	(491)	(491)	-	(491)
Sale of treasury shares(a)	-	-	-	-	2,210	-	-	-	-
Share-based payments	-	-	11	-	-	-	11	-	11
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(75)	-	-	-	(75)	-	(75)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(150)	(150)
Other items	-	-	-	-	-	-	-	3	3
As of March 31, 2019	2,641,874,274	8,231	123,702	(11,606)	(41,146,259)	(2,334)	117,993	2,365	120,358
(a)Treasury shares related to the restricted stock grants.

INFORMATION BY BUSINESS SEGMENT
TOTAL
(unaudited)

1st quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,794	6,419	21,711	21,279	2	-	51,205
Intersegment sales	7,716	627	8,017	162	27	(16,549)	-
Excise taxes	-	-	(776)	(5,305)	-	-	(6,081)
Revenues from sales	9,510	7,046	28,952	16,136	29	(16,549)	45,124
Operating expenses	(4,029)	(6,409)	(27,334)	(15,334)	(177)	16,549	(36,734)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,529)	(315)	(374)	(233)	(15)	-	(3,466)
Operating income	2,952	322	1,244	569	(163)	-	4,924
Net income (loss) from equity affiliates and other items	194	380	149	(10)	1	-	714
Tax on net operating income	(1,424)	(173)	(292)	(164)	60	-	(1,993)
Net operating income	1,722	529	1,101	395	(102)	-	3,645
Net cost of net debt							(505)
Non-controlling interests							(29)
Net income - group share							3,111

1st quarter 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(27)	-	-	-	-	(27)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(27)	-	-	-	-	(27)
Operating expenses	-	(58)	492	74	-	-	508
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	-	-	-	-	-
Operating income (b)	-	(85)	492	74	-	-	481
Net income (loss) from equity affiliates and other items	-	6	2	-	-	-	8
Tax on net operating income	-	16	(149)	(22)	-	-	(155)
Net operating income (b)	-	(63)	345	52	-	-	334
Net cost of net debt							(4)
Non-controlling interests							22
Net income - group share							352

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	492	74	-
- On net operating income	-	-	345	52	-

1st quarter 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,794	6,446	21,711	21,279	2	-	51,232
Intersegment sales	7,716	627	8,017	162	27	(16,549)	-
Excise taxes	-	-	(776)	(5,305)	-	-	(6,081)
Revenues from sales	9,510	7,073	28,952	16,136	29	(16,549)	45,151
Operating expenses	(4,029)	(6,351)	(27,826)	(15,408)	(177)	16,549	(37,242)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,529)	(315)	(374)	(233)	(15)	-	(3,466)
Adjusted operating income	2,952	407	752	495	(163)	-	4,443
Net income (loss) from equity affiliates and other items	194	374	147	(10)	1	-	706
Tax on net operating income	(1,424)	(189)	(143)	(142)	60	-	(1,838)
Adjusted net operating income	1,722	592	756	343	(102)	-	3,311
Net cost of net debt							(501)
Non-controlling interests							(51)
Adjusted net income - group share							2,759

1st quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,025	1,118	285	144	15		3,587
Total divestments	29	225	169	72	2		497
Cash flow from operating activities	3,936	892	(538)	232	(893)		3,629

-

INFORMATION BY BUSINESS SEGMENT
TOTAL
(unaudited)

4th quarter 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,119	3,781	23,365	23,226	4	-	52,495
Intersegment sales	7,659	662	8,786	246	18	(17,371)	-
Excise taxes	-	-	(822)	(5,361)	-	-	(6,183)
Revenues from sales	9,778	4,443	31,329	18,111	22	(17,371)	46,312
Operating expenses	(4,540)	(3,896)	(31,552)	(17,671)	(246)	17,371	(40,534)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,046)	(807)	(311)	(187)	(11)	-	(4,362)
Operating income	2,192	(260)	(534)	253	(235)	-	1,416
Net income (loss) from equity affiliates and other items	339	399	144	5	29	-	916
Tax on net operating income	(798)	(79)	230	(69)	48	-	(668)
Net operating income	1,733	60	(160)	189	(158)	-	1,664
Net cost of net debt							(484)
Non-controlling interests							(48)
Net income - group share							1,132

4th quarter 2018(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	43	-	-	-	-	43
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	43	-	-	-	-	43
Operating expenses	1	(72)	(1,323)	(197)	-	-	(1,591)
Depreciation, depletion and impairment of tangible assets and mineral interests	(642)	(580)	(2)	-	-	-	(1,224)
Operating income (b)	(641)	(609)	(1,325)	(197)	-	-	(2,772)
Net income (loss) from equity affiliates and other items	-	(207)	(150)	(5)	-	-	(362)
Tax on net operating income	398	200	415	58	-	-	1,071
Net operating income (b)	(243)	(616)	(1,060)	(144)	-	-	(2,063)
Net cost of net debt							(4)
Non-controlling interests							35
Net income - group share							(2,032)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(1,299)	(158)	-
- On net operating income	-	-	(963)	(113)	-

4th quarter 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,119	3,738	23,365	23,226	4	-	52,452
Intersegment sales	7,659	662	8,786	246	18	(17,371)	-
Excise taxes	-	-	(822)	(5,361)	-	-	(6,183)
Revenues from sales	9,778	4,400	31,329	18,111	22	(17,371)	46,269
Operating expenses	(4,541)	(3,824)	(30,229)	(17,474)	(246)	17,371	(38,943)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,404)	(227)	(309)	(187)	(11)	-	(3,138)
Adjusted operating income	2,833	349	791	450	(235)	-	4,188
Net income (loss) from equity affiliates and other items	339	606	294	10	29	-	1,278
Tax on net operating income	(1,196)	(279)	(185)	(127)	48	-	(1,739)
Adjusted net operating income	1,976	676	900	333	(158)	-	3,727
Net cost of net debt							(480)
Non-controlling interests							(83)
Adjusted net income - group share							3,164

4th quarter 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	3,160	685	668	627	50		5,190
Total divestments	538	1,419	482	38	6		2,483
Cash flow from operating activities	6,310	434	3,080	1,226	(410)		10,640

INFORMATION BY BUSINESS SEGMENT
TOTAL
(unaudited)

1st quarter 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,218	4,340	21,739	21,308	6	-	49,611
Intersegment sales	6,777	492	7,956	198	97	(15,520)	-
Excise taxes	-	-	(847)	(5,472)	-	-	(6,319)
Revenues from sales	8,995	4,832	28,848	16,034	103	(15,520)	43,292
Operating expenses	(3,930)	(4,518)	(27,879)	(15,503)	(277)	15,520	(36,587)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,216)	(204)	(313)	(174)	(9)	-	(2,916)
Operating income	2,849	110	656	357	(183)	-	3,789
Net income (loss) from equity affiliates and other items	321	354	128	86	(2)	-	887
Tax on net operating income	(1,432)	(133)	(104)	(103)	96	-	(1,676)
Net operating income	1,738	331	680	340	(89)	-	3,000
Net cost of net debt							(351)
Non-controlling interests							(13)
Net income - group share							2,636

1st quarter 2018 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(11)	-	-	-	-	(11)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(11)	-	-	-	-	(11)
Operating expenses	(53)	(92)	(38)	(29)	(9)	-	(221)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(22)	-	-	-	-	(22)
Operating income (b)	(53)	(125)	(38)	(29)	(9)	-	(254)
Net income (loss) from equity affiliates and other items	(101)	(11)	(21)	(1)	-	-	(134)
Tax on net operating income	75	(14)	19	3	-	-	83
Net operating income (b)	(79)	(150)	(40)	(27)	(9)	-	(305)
Net cost of net debt							(10)
Non-controlling interests							67
Net income - group share							(248)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(38)	(29)	-
- On net operating income	-	-	(23)	(27)	-

1st quarter 2018 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,218	4,351	21,739	21,308	6	-	49,622
Intersegment sales	6,777	492	7,956	198	97	(15,520)	-
Excise taxes	-	-	(847)	(5,472)	-	-	(6,319)
Revenues from sales	8,995	4,843	28,848	16,034	103	(15,520)	43,303
Operating expenses	(3,877)	(4,426)	(27,841)	(15,474)	(268)	15,520	(36,366)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,216)	(182)	(313)	(174)	(9)	-	(2,894)
Adjusted operating income	2,902	235	694	386	(174)	-	4,043
Net income (loss) from equity affiliates and other items	422	365	149	87	(2)	-	1,021
Tax on net operating income	(1,507)	(119)	(123)	(106)	96	-	(1,759)
Adjusted net operating income	1,817	481	720	367	(80)	-	3,305
Net cost of net debt							(341)
Non-controlling interests							(80)
Adjusted net income - group share							2,884

1st quarter 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	5,545	575	332	228	44		6,724
Total divestments	2,176	153	25	228	3		2,585
Cash flow from operating activities	3,322	68	(1,109)	(60)	(140)		2,081

Reconciliation of the information by business segment with Consolidated Financial Statements
TOTAL
(unaudited)

			Consolidated
1st quarter 2019			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	51,232	(27)	51,205
Excise taxes	(6,081)	-	(6,081)
Revenues from sales	45,151	(27)	45,124

Purchases net of inventory variation	(30,238)	517	(29,721)
Other operating expenses	(6,716)	(9)	(6,725)
Exploration costs	(288)	-	(288)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,466)	-	(3,466)
Other income	200	47	247
Other expense	(73)	(136)	(209)

Financial interest on debt	(557)	(4)	(561)
Financial income and expense from cash & cash equivalents	(28)	-	(28)
Cost of net debt	(585)	(4)	(589)

Other financial income	160	-	160
Other financial expense	(195)	-	(195)

Net income (loss) from equity affiliates	614	97	711

Income taxes	(1,754)	(155)	(1,909)
Consolidated net income	2,810	330	3,140
Group share	2,759	352	3,111
Non-controlling interests	51	(22)	29

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1st quarter 2018			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	49,622	(11)	49,611
Excise taxes	(6,319)	-	(6,319)
Revenues from sales	43,303	(11)	43,292

Purchases net of inventory variation	(29,360)	(86)	(29,446)
Other operating expenses	(6,802)	(135)	(6,937)
Exploration costs	(204)	-	(204)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,894)	(22)	(2,916)
Other income	374	149	523
Other expense	(60)	(130)	(190)

Financial interest on debt	(380)	(10)	(390)
Financial income and expense from cash & cash equivalents	(41)	-	(41)
Cost of net debt	(421)	(10)	(431)

Other financial income	240	-	240
Other financial expense	(170)	-	(170)

Net income (loss) from equity affiliates	637	(153)	484

Income taxes	(1,679)	83	(1,596)
Consolidated net income	2,964	(315)	2,649
Group share	2,884	(248)	2,636
Non-controlling interests	80	(67)	13

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER 2019

(unaudited)

1) Accounting policies

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of March 31, 2019, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 "Interim Financial Reporting".

The accounting principles applied for the consolidated financial statements at March 31, 2019, are consistent with those used for the financial statements at December 31, 2018, with the exception of standards or amendments that must be applied for periods beginning January 1, 2019.

>   - First-time application of IFRS 16 "Leases"

As part of the first application of IFRS 16 "Leases" as of January 1, 2019, the Group:

-         applied the simplified retrospective transition method, accounting for the cumulative effect of the initial application of the standard at the date of first application, without restating comparative periods;

-         used the following simplification measures provided by the standard in the transitional provisions:

o   exclusion of contracts that the Group had not previously identified as containing a lease under IAS 17 and IFRIC 4,

o   exclusion of leases whose term end within 12 months of the date of first application;

-         recognized each lease component as a separate lease, separately from non-lease components of the lease (services);

-         applied the two exemptions of the standard on short-term leases and leases of low-value assets.

In addition, the Group is currently analyzing the facts and circumstances and contractual terms of each lease agreement used in Joint Operations to determine whether the decision of the IFRS Interpretation Committee of March 2019 dealing with the recognition of lease liabilities in the context of unincorporated joint operations has an impact on its consolidated financial statements.

The impact of the application of this standard as at January 1, 2019 is $5,698 million on fixed assets, $(5,505) million on net debt and $(193) million on other assets and liabilities. The weighted average incremental borrowing rate at the transition date is 4.5%.

The impact on fixed assets is broken as follows:

(in M$)

Right of use of buildings	2,278
Right of use of machinery, plant and equipment (including transportation equipment)	2,632
Other right of use	788
Total	5,698

2) Changes in the Group structure

2.1) Main acquisitions and divestments

>  Integrated Gas, Renewables & Power

•         On March 4, 2019, Total and Novatek signed a definitive agreement for the acquisition of a 10% direct interest by Total in Arctic LNG 2, a major liquefied natural gas development led by Novatek on the Gydan Peninsula, Russia.

•        On March 15, 2019, TOTAL finalized the sale of 4% of its interest in the Ichthys liquefied natural gas (LNG) project in Australia to operating partner INPEX, reducing its interest in the project from 30% to 26%.

3) Adjustment items

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of Total's strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments' financial information has been put in place, effective January 1, 2019.

The organization of the Group's activities is structured around the four followings segments:

-        An Exploration & Production segment;

-        An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity that was previously reported in the EP segment;

-        A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-        A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Certain figures for the years 2017 and 2018 have been restated in order to reflect the new organization.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)   Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)  The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments' performance and facilitate the comparability of the segments' performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL's management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in the Group's internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2019	Inventory valuation effect	-	-	492	74	-	566
	Effect of changes in fair value	-	(27)	-	-	-	(27)
	Restructuring charges	-	-	-	-	-	-
	Asset impairment charges	-	-	-	-	-	-
	Other items	-	(58)	-	-	-	(58)
Total		-	(85)	492	74	-	481
1st quarter 2018	Inventory valuation effect	-	-	(38)	(29)	-	(67)
	Effect of changes in fair value	-	(11)	-	-	-	(11)
	Restructuring charges	(53)	-	-	-	-	(53)
	Asset impairment charges	-	(22)	-	-	-	(22)
	Other items	-	(92)	-	-	(9)	(101)
Total		(53)	(125)	(38)	(29)	(9)	(254)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2019	Inventory valuation effect	-	-	344	44	-	388
	Effect of changes in fair value	-	(22)	-	-	-	(22)
	Restructuring charges	-	(2)	-	-	-	(2)
	Asset impairment charges	-	-	-	-	-	-
Gains (losses) on disposals of assets		-	-	-	-	-	-
	Other items	-	(12)	-	-	-	(12)
Total		-	(36)	344	44	-	352
1st quarter 2018	Inventory valuation effect	-	-	(24)	(21)	-	(45)
	Effect of changes in fair value	-	(8)	-	-	-	(8)
	Restructuring charges	(15)	(6)	-	-	-	(21)
	Asset impairment charges	-	(12)	-	-	-	(12)
Gains (losses) on disposals of assets		(101)	-	-	-	-	(101)
	Other items	37	(72)	(17)	-	(9)	(61)
Total		(79)	(98)	(41)	(21)	(9)	(248)

4) Shareholders' equity

Treasury shares (TOTAL shares held directly by TOTAL S.A.)

In accordance with the February 2018 announcements regarding the shareholder return policy over 2018-2020, confirmed in February 2019, TOTAL S.A. repurchases its own shares.

TOTAL S.A. has also repurchased shares to be allocated to free share grant plans.

As a result, as of march 31, 2019, TOTAL S.A. holds 41,146,259 TOTAL shares, representing 1.56% of its share capital, which are deducted from the consolidated shareholders' equity and allocated detailed as follows:

	Shares to be cancelled (1)	34,734,820
	Repurchased during Q4 2018	27,360,278
	Repurchased during Q1 2019	7,374,820
	Shares to be allocated as part of free share grant plans (2)	6,411,439
	2016 Plan	4,685,036
	2017 Plan	1,659,017
	Other Plans	67,386
Treasury shares Total	(1)+(2)	41,146,259

Dividend

TOTAL S.A. already paid three interim dividends for the fiscal year 2018.

The Board of Directors will propose to the Shareholders' meeting of May 29, 2019 to pay a dividend of €2.56 per share for the 2018 fiscal year, i.e. a balance of €0.64 per share to be distributed after deduction of the three interim dividends of €0.64 per share that have already been paid. Given the decision of the Board of Directors' of February 6, 2019 not to propose to the Shareholders' meeting the renewal of the scrip dividend option beginning with the payment of the final 2018 dividend, the final 2018 dividend will be paid exclusively in cash.

Dividend 2018	First interim	Second interim	Third interim	Final
Amount	€0.64	€0.64	€0.64	€0.64
Declaration of distribution[1]	September 19, 2018	December 12, 2018	March 13, 2019	May 29, 2019
Ex-dividend date	September 25, 2018	December 18, 2018	March 19, 2019	June 11, 2019
Payment date	October 12, 2018	January 10, 2019	April 5, 2019	June 13, 2019
Scrip dividend Option	Yes	Yes	Yes	No
Issue price [2]	€52.95	€48.27	€49,30	-
Number of shares subscribed	18,783,197	1,212,767	14,864,169	-

1 Date on which the Board of Directors met and declared the distribution of the dividend. The declaration of distribution is decided by the shareholders for the final dividend.

2 The issue price of the new share is equal to the average Euronext Paris opening price of the TOTAL shares for the 20 trading days preceding the declaration of distribution, reduced by the amount of the dividend, without any discount.

The Board of Directors, during its April 25, 2019 meeting, set the first interim dividend for the fiscal year 2019 at €0.66 per share. This interim dividend will be paid in cash or in shares on October 1st, 2019 (the ex-dividend date will be September 27, 2019).

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €1.03 per share for the 1st quarter 2019 (€0.38 per share for the 4th quarter 2018 and €0.81 per share for the 1st quarter 2018). Diluted earnings per share calculated using the same method amounted to €1.02 per share for the 1st quarter 2019 (€0.37 per share for the 4th quarter 2018 and €0.81 per share for the 1st quarter 2018).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st quarter 2019		1st quarter 2018
Actuarial gains and losses		164		25
Change in fair value of investments in equity instruments		33		7
Tax effect		(45)		2
Currency translation adjustment generated by the parent company		(1,531)		2,131
Sub-total items not potentially reclassifiable to profit and loss		(1,379)		2,165

Currency translation adjustment		806		(362)
- unrealized gain/(loss) of the period	852		(254)
- less gain/(loss) included in net income	46		108

Cash flow hedge		(127)		178
- unrealized gain/(loss) of the period	(52)		214
- less gain/(loss) included in net income	75		36

Variation of foreign currency basis spread		11		(29)
- unrealized gain/(loss) of the period	(3)		(29)
- less gain/(loss) included in net income	(14)		-

Share of other comprehensive income of equity affiliates, net amount		388		(168)
- unrealized gain/(loss) of the period	400		(129)
- less gain/(loss) included in net income	12		39

Other		1		-

Tax effect		38		(48)
Sub-total items potentially reclassifiable to profit and loss		1,117		(429)
Total other comprehensive income, net amount		(262)		1,736

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2019			1st quarter 2018
(M$)	pre-tax amount	Tax effect	Net amount	pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	164	(45)	119	25	4	29
Change in fair value of investments in equity instruments	33	-	33	7	(2)	5
Currency translation adjustment generated by the parent company	(1,531)	-	(1,531)	2,131	-	2,131
Sub-total items not potentially reclassifiable to profit and loss	(1,334)	(45)	(1,379)	2,163	2	2,165
Currency translation adjustment	806	-	806	(362)	-	(362)
Cash flow hedge	(127)	42	(85)	178	(58)	120
Variation of foreign currency basis spread	11	(4)	7	(29)	10	(19)
Share of other comprehensive income of equity affiliates, net amount	388	-	388	(168)	-	(168)
Other	1	-	1	-	-	-
Sub-total items potentially reclassifiable to profit and loss	1,079	38	1,117	(381)	(48)	(429)
Total other comprehensive income	(255)	(7)	(262)	1,782	(46)	1,736

5) Financial debt

The Group has issued bonds during the first three months of 2019:

-         Bond 3.455% 2019-2029 (USD 1,250 million).

The Group reimbursed bonds during the first three months of 2019:

-         Bond 4.875% issued in 2009 and maturing in January 2019 (EUR 1,200 million)

-         Bond 2.125% issued in 2014 and maturing in January 2019 (USD 750 million)

-         Bond 4.125% issued in 2014 and maturing in March 2019 (AUD 150 million).

The Group's financial debt increased by $5,555 million following the first application of IFRS 16 as at January 1, 2019. Impact on net debt included a sub lease financial asset of $50 million and resulted in an increase of $5,505 million.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. During the first quarter of 2019, the Group signed final agreements with Novatek for the acquisition of a 10% direct interest in Arctic LNG 2. The Group will recognize the possible impacts that this transaction may have on Novatek's financial statements in its accounts as of June 30, 2019. Total holds an interest of 19.40% in Novatek.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of Total Gas & Power North America, Inc. (TGPNA), a U.S. subsidiary of the Group. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to TOTAL S.A. and Total Gas & Power Ltd., regarding the same facts. TGPNA contests the claims brought against it.

A class action launched to seek damages from these three companies, was dismissed by a judgment of the U.S. District Court of New York issued on March 15, 2017. The Court of Appeal upheld this judgment on May 4, 2018.

Yemen

Due to the security conditions in the vicinity of Balhaf, Yemen LNG, in which the Group holds a stake of 39.62%, stopped its commercial production and export of LNG in April 2015, when it declared Force Majeure to its various stakeholders. The plant is in a preservation mode.

8) Information by business segment

1st quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,794	6,419	21,711	21,279	2	-	51,205
Intersegment sales	7,716	627	8,017	162	27	(16,549)	-
Excise taxes	-	-	(776)	(5,305)	-	-	(6,081)
Revenues from sales	9,510	7,046	28,952	16,136	29	(16,549)	45,124
Operating expenses	(4,029)	(6,409)	(27,334)	(15,334)	(177)	16,549	(36,734)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,529)	(315)	(374)	(233)	(15)	-	(3,466)
Operating income	2,952	322	1,244	569	(163)	-	4,924
Net income (loss) from equity affiliates and other items	194	380	149	(10)	1	-	714
Tax on net operating income	(1,424)	(173)	(292)	(164)	60	-	(1,993)
Net operating income	1,722	529	1,101	395	(102)	-	3,645
Net cost of net debt							(505)
Non-controlling interests							(29)
Net income - group share							3,111

1st quarter 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(27)	-	-	-	-	(27)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(27)	-	-	-	-	(27)
Operating expenses	-	(58)	492	74	-	-	508
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	-	-	-	-	-
Operating income (b)	-	(85)	492	74	-	-	481
Net income (loss) from equity affiliates and other items	-	6	2	-	-	-	8
Tax on net operating income	-	16	(149)	(22)	-	-	(155)
Net operating income (b)	-	(63)	345	52	-	-	334
Net cost of net debt							(4)
Non-controlling interests							22
Net income - group share							352

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	492	74	-
- On net operating income	-	-	345	52	-

1st quarter 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,794	6,446	21,711	21,279	2	-	51,232
Intersegment sales	7,716	627	8,017	162	27	(16,549)	-
Excise taxes	-	-	(776)	(5,305)	-	-	(6,081)
Revenues from sales	9,510	7,073	28,952	16,136	29	(16,549)	45,151
Operating expenses	(4,029)	(6,351)	(27,826)	(15,408)	(177)	16,549	(37,242)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,529)	(315)	(374)	(233)	(15)	-	(3,466)
Adjusted operating income	2,952	407	752	495	(163)	-	4,443
Net income (loss) from equity affiliates and other items	194	374	147	(10)	1	-	706
Tax on net operating income	(1,424)	(189)	(143)	(142)	60	-	(1,838)
Adjusted net operating income	1,722	592	756	343	(102)	-	3,311
Net cost of net debt							(501)
Non-controlling interests							(51)
Adjusted net income - group share							2,759

1st quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,025	1,118	285	144	15		3,587
Total divestments	29	225	169	72	2		497
Cash flow from operating activities	3,936	892	(538)	232	(893)		3,629

-

1st quarter 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,218	4,340	21,739	21,308	6	-	49,611
Intersegment sales	6,777	492	7,956	198	97	(15,520)	-
Excise taxes	-	-	(847)	(5,472)	-	-	(6,319)
Revenues from sales	8,995	4,832	28,848	16,034	103	(15,520)	43,292
Operating expenses	(3,930)	(4,518)	(27,879)	(15,503)	(277)	15,520	(36,587)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,216)	(204)	(313)	(174)	(9)	-	(2,916)
Operating income	2,849	110	656	357	(183)	-	3,789
Net income (loss) from equity affiliates and other items	321	354	128	86	(2)	-	887
Tax on net operating income	(1,432)	(133)	(104)	(103)	96	-	(1,676)
Net operating income	1,738	331	680	340	(89)	-	3,000
Net cost of net debt							(351)
Non-controlling interests							(13)
Net income - group share							2,636

1st quarter 2018 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(11)	-	-	-	-	(11)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(11)	-	-	-	-	(11)
Operating expenses	(53)	(92)	(38)	(29)	(9)	-	(221)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(22)	-	-	-	-	(22)
Operating income (b)	(53)	(125)	(38)	(29)	(9)	-	(254)
Net income (loss) from equity affiliates and other items	(101)	(11)	(21)	(1)	-	-	(134)
Tax on net operating income	75	(14)	19	3	-	-	83
Net operating income (b)	(79)	(150)	(40)	(27)	(9)	-	(305)
Net cost of net debt							(10)
Non-controlling interests							67
Net income - group share							(248)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(38)	(29)	-
- On net operating income	-	-	(23)	(27)	-

1st quarter 2018 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,218	4,351	21,739	21,308	6	-	49,622
Intersegment sales	6,777	492	7,956	198	97	(15,520)	-
Excise taxes	-	-	(847)	(5,472)	-	-	(6,319)
Revenues from sales	8,995	4,843	28,848	16,034	103	(15,520)	43,303
Operating expenses	(3,877)	(4,426)	(27,841)	(15,474)	(268)	15,520	(36,366)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,216)	(182)	(313)	(174)	(9)	-	(2,894)
Adjusted operating income	2,902	235	694	386	(174)	-	4,043
Net income (loss) from equity affiliates and other items	422	365	149	87	(2)	-	1,021
Tax on net operating income	(1,507)	(119)	(123)	(106)	96	-	(1,759)
Adjusted net operating income	1,817	481	720	367	(80)	-	3,305
Net cost of net debt							(341)
Non-controlling interests							(80)
Adjusted net income - group share							2,884

1st quarter 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	5,545	575	332	228	44		6,724
Total divestments	2,176	153	25	228	3		2,585
Cash flow from operating activities	3,322	68	(1,109)	(60)	(140)		2,081

9) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
1st quarter 2019			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	51,232	(27)	51,205
Excise taxes	(6,081)	-	(6,081)
Revenues from sales	45,151	(27)	45,124

Purchases net of inventory variation	(30,238)	517	(29,721)
Other operating expenses	(6,716)	(9)	(6,725)
Exploration costs	(288)	-	(288)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,466)	-	(3,466)
Other income	200	47	247
Other expense	(73)	(136)	(209)

Financial interest on debt	(557)	(4)	(561)
Financial income and expense from cash & cash equivalents	(28)	-	(28)
Cost of net debt	(585)	(4)	(589)

Other financial income	160	-	160
Other financial expense	(195)	-	(195)

Net income (loss) from equity affiliates	614	97	711

Income taxes	(1,754)	(155)	(1,909)
Consolidated net income	2,810	330	3,140
Group share	2,759	352	3,111
Non-controlling interests	51	(22)	29

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1st quarter 2018			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	49,622	(11)	49,611
Excise taxes	(6,319)	-	(6,319)
Revenues from sales	43,303	(11)	43,292

Purchases net of inventory variation	(29,360)	(86)	(29,446)
Other operating expenses	(6,802)	(135)	(6,937)
Exploration costs	(204)	-	(204)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,894)	(22)	(2,916)
Other income	374	149	523
Other expense	(60)	(130)	(190)

Financial interest on debt	(380)	(10)	(390)
Financial income and expense from cash & cash equivalents	(41)	-	(41)
Cost of net debt	(421)	(10)	(431)

Other financial income	240	-	240
Other financial expense	(170)	-	(170)

Net income (loss) from equity affiliates	637	(153)	484

Income taxes	(1,679)	83	(1,596)
Consolidated net income	2,964	(315)	2,649
Group share	2,884	(248)	2,636
Non-controlling interests	80	(67)	13

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) Post-closing

There was no post closing event.